UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OneConnect Financial Technology Co., Ltd.
(Name of Issuer)

Ordinary shares, par value US$0.00001 per share
(Title of Class of Securities)

68248T204**
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts. Each ADS represents thirty (30) ordinary shares. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A

CUSIP No. 68248T204

1. Names of Reporting Persons SBI StellarS Investment Limited
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization		Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0(1)
	6. Shared Voting Power	0
	7. Sole Dispositive Power	0(1)
	8. Shared Dispositive Power	0
9. Aggregate Amount Beneficially Owned by Each Reporting Person		0(1)
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9)		0%(2)
12. Type of Reporting Person		CO

(1)	SBI StellarS Investment Limited is the general partner of SBI Stellars Fintech Fund I LP and SBI Stellars Fintech Fund III LP, respectively. The registered business address of SBI Stellars Fintech Fund I LP and SBI Stellars Fintech Fund III LP is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. As of December 31, 2022, SBI Stellars Fintech Fund I LP has disposed its 27,333,334 ordinary shares in the form of ADSs and SBI Stellars Fintech Fund III LP has disposed its 31,999,988 ordinary shares in the form of ADSs (the “Share Disposal”), after which SBI StellarS Investment Limited did not hold any shares in the Issuer.

(2)	Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by the total of 1,169,980,653 ordinary shares of the Issuer outstanding as of December 31, 2022, based on information provided by the Issuer.

CUSIP No. 68248T204

1. Names of Reporting Persons StellarS Capital Limited
2. Check the Appropriate Box if a Member of a Group (c) ☐ (d) ☐
3. SEC Use Only
4. Citizenship or Place of Organization		Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0(3)
	6. Shared Voting Power	0
	7. Sole Dispositive Power	0(3)
	8. Shared Dispositive Power	0
9. Aggregate Amount Beneficially Owned by Each Reporting Person		0(3)
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9)		0%(4)
12. Type of Reporting Person		CO

(3)	The number of ordinary shares beneficially owned by StellarS Capital Limited is calculated based on StellarS Capital Limited’s 90% shareholding of SBI StellarS Investment Limited which does not hold any shares in the Issuer after the Share Disposal.

(4)	Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by the total of 1,169,980,653 ordinary shares of the Issuer outstanding as of December 31, 2022, based on information provided by the Issuer.

Item 1.

(a)	Name of Issuer: OneConnect Financial Technology Co., Ltd.

(b)	Address of Issuer’s Principal Executive Offices: 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China.

Item 2.

(a)	Name of Person Filing:

SBI StellarS Investment Limited

StellarS Capital Limited

(each a “Reporting Person” and collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence:

SBI StellarS Investment Limited: Level 1901 Cheung Kong Center, 2 Queen’s Rd, Central, Hong Kong

StellarS Capital Limited: Level 1901 Cheung Kong Center, 2 Queen’s Rd, Central, Hong Kong

(c)	Citizenship:

SBI StellarS Investment Limited: Cayman Islands

StellarS Capital Limited: Cayman Islands

(d)	Title of Class of Securities: ordinary shares, par value $0.00001 per share, of the Issuer

(e)	CUSIP Number: 68248T204

CUSIP number 68248T204 has been assigned to the ADSs of the Issuer. Each ADS represents thirty (30) ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	A group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

(b)	Percentage of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

SBI StellarS Investment Limited:  If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

StellarS Capital Limited:  Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

SBI StellarS Investment Limited

By:	/s/ Zhang Mao
Name: Zhang Mao
Title: Director

StellarS Capital Limited

By:	/s/ Zhang Mao
Name: Zhang Mao
Title: Director

Exhibit Index

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 10, 2021)